EXHIBIT 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 4, 2010
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2009 Annual Report to Shareholders, to which our readers are referred and is as of August 4, 2010. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.
2010 Second Quarter Operating Results
NET EARNINGS
Agrium’s second quarter consolidated net earnings were $506-million, or $3.20 diluted earnings per share, compared to net earnings of $370-million, or $2.35 diluted earnings per share, for the same quarter of 2009. Consolidated net earnings for the first half of 2010 were $499-million, or $3.16 diluted earnings per share, compared to $310-million, or $1.97 diluted earnings per share, for the same period last year.
Financial Overview

	Three months ended June 30			Six months ended June 30

(Millions of U.S. dollars, except per share amounts
and effective tax rate)	2010	2009	Change	2010	2009	Change

Net sales	4,367	4,090	277	6,165	5,843	322
Gross profit	1,063	890	173	1,424	1,163	261
Expenses	331	347	(16)	712	676	36
Net earnings before interest expense and income taxes (“EBIT”)[a]	732	543	189	711	487	224
Net earnings	506	370	136	499	310	189
Diluted earnings per share	3.20	2.35	0.85	3.16	1.97	1.19
Effective tax rate	28%	28%	—	24%	28%	(4%)

[a]	A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”.
Our consolidated gross profit and EBIT for the second quarter and first half of 2010 both increased versus the corresponding periods of 2009 primarily due to higher Retail crop nutrient gross profit and Wholesale potash sales volumes. For discussion on the performance of each business unit, see section “Business Segment Performance”.
Expenses were $16-million lower in the second quarter of 2010 compared to the same period last year largely due to a $57-million increase in other income. This increase was primarily driven by a recovery in stock-based compensation, partially offset by a $38-million increase in selling expense primarily for Retail.
Expenses were $36-million higher in the first half of 2010 compared to the same period last year largely due to a combination of the following items:
•	$48-million increase in selling, general and administrative expenses, primarily for Retail;

•	$20-million unfavourable change in potash profit taxes; and

•	$6-million decrease in earnings from equity investees.
These were partially offset by a $40-million reduction in other expenses, primarily driven by a recovery in stock-based compensation.

Below is a summary of our other expense (income) for the second quarter and first half of 2010 and 2009:

	Three months ended June 30,		Six months ended June 30,

(Millions of U.S. dollars)	2010	2009	2010	2009

Stock-based compensation	(57)	4	(24)	14
Realized loss on derivative financial instruments	21	35	28	76
Unrealized (gain) loss on derivative financial instruments	(29)	(50)	32	(22)
Acquisition costs	—	—	45	—
Gain on disposal of marketable securities	—	—	(52)	—
Environmental remediation and accretion of asset retirement obligations	4	(5)	2	1
Interest income	(13)	(17)	(21)	(29)
Foreign exchange loss (gain)	(10)	5	(6)	11
Bad debt expense	18	14	24	19
Other	(6)	(1)	(4)	(6)

	(72)	(15)	24	64

There was no significant change in effective tax rate for the second quarter of 2010 compared to the same period of 2009. The 4 percent decrease in the effective tax rate for the first half of 2010 versus the first half of 2009 was primarily due to the recognition of a previously unrecognized tax benefit.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s 2010 second quarter net sales were $3.3-billion, which was 6 percent higher than the $3.1-billion in the second quarter of 2009. Gross profit was $719-million in the second quarter of 2010, compared to $597-million for the same period last year. Retail EBIT was $360-million in the second quarter of 2010, versus EBIT of $283-million in the second quarter of 2009. The 27 percent improvement in the second quarter EBIT for Retail is due to increased farmer demand for agricultural inputs resulting from a return to more normalized application levels by growers and significantly higher crop nutrient margins. EBIT from Retail was the second highest on record and could have been stronger if not for the extremely wet conditions experienced in the Corn Belt and Western Canada during May and June.
Crop nutrients net sales reached $1.4-billion this quarter, $83-million higher than the same period last year. The increase was primarily due to a 31 percent increase in crop nutrient sales volumes, partly offset by lower nutrient prices. Gross profit was $252-million this quarter compared to $117-million in the second quarter of 2009. Crop nutrient margins averaged 18 percent in the second quarter of 2010, compared to 9 percent in the second quarter of 2009. The increase in margins was due to a return to a more normal cost of inventory position in 2010 compared to the previous year. Sales volumes and margin dollars in our South American operations were also significantly higher than the second quarter last year due to a return to more normal moisture conditions following the extreme drought in 2009. We anticipate strong North American sales volumes in the second half of 2010 due to a solid fall application season as a result of strengthening crop prices, a continued recovery in application rates after under-application of nutrients over the past couple of years and the potential for an early harvest this year which could lengthen the fall application season.1

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2010 second quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Crop protection net sales were $1.2-billion in the second quarter of 2010, largely unchanged from the same period last year. Gross profit was $274-million, down $30-million from the second quarter of 2009. The gross profit decline was primarily due to competitive market conditions, lower glyphosate prices, and pre-season fungicide sales at reduced prices. Crop protection product margins as a percentage of net sales were 22 percent for the second quarter of 2010, as compared to 25 percent for the same period last year.
Net sales of seed rose 11 percent to reach $588-million in the second quarter of 2010. The increase in net sales was due to higher seeded acreage for cotton, soybean, and corn in 2010. Gross profit for seed was $106-million, largely unchanged from the same quarter last year. Gross margin as a percentage of net sales was 18 percent this quarter, versus 20 percent for the same period in 2009 due to a more competitive seed pricing environment between suppliers this year and lower supplier prepay discounts than last year.
Application services and other net sales were $122-million for the second quarter of 2010, a $23-million increase from the same period in 2009. Gross profit for the quarter increased to $87-million, versus $72-million in 2009. This net sales and gross profit increase was due to higher sales of applied nutrients and chemicals.
Retail selling expenses for the second quarter of 2010 were $304-million, an 11 percent increase over last year’s level, primarily due to higher performance incentives and equipment expenses. The incentives were related to higher earnings and the equipment expenses were consistent with the increased application acres. Selling expenses as a percentage of net sales in the second quarter of 2010 remained similar to the same period last year.
Wholesale
Wholesale EBIT for the quarter was $285-million, a 33 percent increase over the same period in 2009, and the second highest EBIT on record for this period. Wholesale’s net sales were $1-billion for the second quarter of 2010 compared to $950-million for the second quarter of 2009. Gross profit was $274-million in the second quarter of 2010, a $62-million increase from the second quarter of 2009 and similar to the gross profit achieved in 2007. The key factors impacting these strong results included the dramatic return in potash demand in both domestic and international markets and higher purchase for resale sales margins and volumes which more than offset lower nitrogen profit.
Nitrogen gross profit was $140-million this quarter, compared to $182-million in the same quarter last year. Nitrogen realized sales prices were slightly lower in the second quarter of 2010 when compared to 2009 due in part to lower realized ammonia prices and as a result of extremely wet weather in our key Western Canadian market. Although benchmark ammonia prices were higher than the same period last year, realized ammonia prices were lower as 2009 prices benefited from forward sales made in late 2008 at relatively high prices. In addition, the wet weather in Western Canada this spring resulted in a lower proportion of our second quarter ammonia sales to Western Canada. Urea realized sales prices were slightly higher than the same quarter last year due to stronger market fundamentals. Nitrogen sales volumes increased slightly when compared to the same period last year, with higher ammonia and UAN sales volumes, offset partially by lower domestic and international urea sales. Nitrogen cost of product sold was $243 per tonne this quarter versus $227 per tonne last year. The higher cost of product sold per tonne in 2010 is primarily due to higher natural gas costs in the current year and the impact of repair and maintenance activities associated with our June Fort Saskatchewan turnaround. Nitrogen margins averaged $111 per tonne this quarter, compared with $146 per tonne in the second quarter of last year. Ammonia margins were lower than the same quarter last year while urea margins were similar to last year.
Overall natural gas cost was $4.69/MMBtu in the second quarter of 2010 versus $4.59/MMBtu in the second quarter of 2009, including realized hedging losses of $20-million for the second quarter of 2010 (or $0.78/MMBtu). The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2010 was $4.07/MMBtu, versus $3.60/MMBtu in the same quarter last year and $5.38/MMBtu in the first quarter of 2010. The AECO (Alberta) basis differential was a $0.29/MMBtu discount to NYMEX for the second quarter of 2010.
Phosphate gross profit was $10-million, compared to $12-million for the same quarter last year. Sales volumes were 7 percent lower than the same quarter last year due to record Western Canadian crop land left un-seeded as a result of the extremely wet conditions this spring. Realized sales prices averaged $510 per tonne this quarter, up 12 percent over the same period last year, due to tight North American inventories resulting from improved demand in North America and globally. Phosphate cost of product sold increased $61 per tonne to $469 per tonne compared to the second quarter of 2009, due to higher rock and sulphur costs and the impact of repair and maintenance activities associated with our June turnaround at our Conda plant. Conda’s 2009 turnaround was executed in the third quarter. Gross margin for phosphate was $41 per tonne compared with $46 per tonne in the second quarter of 2009.
Potash gross profit was $110-million versus $23-million in the second quarter of 2009. The substantial increase in profit was due to the significant turnaround in demand in both domestic and international markets in 2010, which more than offset lower sales prices this year. Sales volumes were 529,000 tonnes this quarter, compared to only 61,000 tonnes for the same quarter last year. The cost of product sold was $147 per tonne this quarter, down significantly from the $393 per tonne in the second quarter of 2009. The reduction in per tonne costs was due to the Vanscoy mine running at close to capacity for the second consecutive quarter in 2010. Gross margin on a per tonne basis was $208 this quarter, down from the $377 in the second quarter of last year.
Purchase for resale gross profit for the second quarter of 2010 was $4-million, compared to a loss of $28-million in the same period of 2009. Sales volumes increased to 759,000 tonnes from 681,000 tonnes in 2009 and average gross margin per tonne showed a significant improvement of $46 per tonne from the previous year, since we did not carry high cost inventories in 2010 as was the case in 2009.
Wholesale expenses were $8-million lower in the second quarter of 2010 than for the same period last year. The lower expenses were due primarily to lower potash profit and capital taxes and a recovery in stock-based compensation. This was partly offset by an increase in year-over-year net realized and mark-to-market derivative losses and a reduction in equity earnings from our 26 percent Egyptian investment due to a retroactive change in tax status. The Egyptian government imposed a tax rate of 20 percent on earnings, resulting in a $7-million charge this quarter.
Advanced Technologies
Advanced Technologies’ second quarter 2010 net sales were $138-million compared to $82-million in the second quarter of 2009. Gross profit of $31-million was $14-million higher versus the same period last year. The increase in both net sales and gross profit was partly due to the transfer of Agrium’s Retail turf and ornamental business in late 2009, which contributed $8-million of gross profit in the current quarter. Environmentally Smart Nitrogen (“ESN”) sales were significantly higher as well, contributing an additional $4-

million in gross profit when compared to the second quarter of 2009. Both the turf and ornamental and agricultural product segments experienced improved product demand and enhanced profitability versus 2009 as a result of the recovery in North American spring nutrient applications.
EBITDA was $20-million, an increase of $8-million versus the comparable period in 2009. The increase in EBITDA was driven by higher sales volumes and related gross profit, partially offset by $6-million in increased selling costs in the period, related to the inclusion of the turf and ornamental business transferred from Retail in 2009.
Other
EBIT for our Other non-operating business unit for the second quarter of 2010 was $72-million, an increase of $35-million compared to $37-million for the second quarter of 2009. The increase was primarily due to a recovery in stock-based compensation, partially offset by lower elimination of gross profit. Although Retail sales of Wholesale products to external customers was greater in the second quarter of 2010 versus the same period of 2009, the cost of the inventory was lower, resulting in a lower elimination in the second quarter of 2010.
EBIT for Other for the first half of 2010 was a loss of $16-million, a decrease of $33-million compared to earnings of $17-million for the same period of 2009. The decrease reflected the deferral of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers and the expensing of costs related to the CF acquisition incurred in 2009. The decrease in EBIT was partially offset by gains realized from the sale of 1.2 million CF shares (see discussion under “Business Acquisition”) and a recovery in stock-based compensation driven by a decrease in our share price during the first half of 2010.

FINANCIAL CONDITION
The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2010.

As at	June 30,	December 31,
(Millions of U.S. dollars)	2010	2009	Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	805	933	(128)	See discussion under the Section “Liquidity and Capital Resources”.

Accounts receivable	2,475	1,324	1,151	Increased sales activities during the spring and higher Retail vendor rebates receivable.

Inventories	1,789	2,137	(348)	Inventory draw-down due to increased sales activities during the spring and decreased cost of inventory.

Prepaid expenses and deposits	85	612	(527)	Drawdown of prepaid inventory due to increased sales activities in the spring, and expensing CF acquisition costs related to the termination of the CF offer in Q1’10 (see discussion under the section “Business Acquisition”).

Marketable securities	4	114	(110)	Sale of CF shares in Q1’10. See discussion under the section “Business Acquisition”.

Current liabilities
Bank indebtedness	119	106	13	Increased working capital needs for South American Retail and Agrium Europe due to increased inventory purchases.

Accounts payable and accrued liabilities	2,080	2,475	(395)	Drawdown of customer prepayments during the spring application in Q2’10 and a decrease in accrued current income taxes liability. Partially offset by increased product purchases for Retail and royalties payable to Retail’s seed vendors.

Current portion of long-term debt	125	—	125	Debentures due February 15, 2011.

Working capital	2,834	2,539	295

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

	Three months ended June 30,			Six months ended June 30,

(Millions of U.S. dollars)	2010	2009	Change	2010	2009	Change

Cash provided by (used in) operating activities	38	198	(160)	(76)	267	(343)
Cash (used in) provided by investing activities	(119)	(108)	(11)	(59)	(250)	191
Cash (used in) provided by financing activities	(12)	74	(86)	13	(127)	140

Effect of exchange rate changes on cash	(9)	1	(10)	(6)	4	(10)

(Decrease) increase in cash and cash equivalents-end of period	(102)	165	(267)	(128)	(106)	(22)

The sources and uses of cash for the three months ended June 30, 2010 are summarized below:
Cash provided by operating activities — Drivers behind the $160-million decrease in source of cash

Source of cash	• $318-million increase resulting from net earnings of $506-million adjusted for non-cash items, primarily associated with future income taxes and a recovery in stock-based compensation.

Use of cash
•   $478-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher increase in accounts receivable and lower decreases in both inventories and prepaid expenses and deposits in the second quarter of 2010 compared to the second quarter of 2009.

Cash used in financing activities — Drivers behind the $86-million increase in use of cash

Use of cash	• Higher bank indebtedness in Q2’09 due to higher working capital needs for product purchases in Q2’09 versus pay-down of bank indebtedness in Q2’10.

The sources and uses of cash for the six months ended June 30, 2010 are summarized below:
Cash used in operating activities — Drivers behind the $343-million increase in use of cash

Source of cash
•   $336-million increase resulting from net earnings of $499-million adjusted for non-cash items, primarily associated with unrealized losses on both financial instruments and foreign exchange and future income taxes.

Use of cash
•   $679-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by a decrease in accounts payable and accrued liabilities, a higher increase in accounts receivable and a lower decrease in inventories in the first half of 2010 compared to the first half of 2009. Partially offset by a higher decrease in prepaid expenses and deposits in the first half of 2010 compared to the first half of 2009.

Cash used in investing activities — Drivers behind the $191-million decrease in use of cash

Source of cash	• Proceeds of $117-million received on the sale of our shares in CF in Q1’10 that were purchased for $65-million in Q1’09; and

• Proceeds of $25-million received in Q1’10 on the sale of offshore insurance assets.

Use of cash	• $82-million increase in capital expenditures.
Cash provided by financing activities — Drivers behind the $140-million increase in source of cash

Source of cash	• Pay-down of our bank indebtedness due to lower working capital needs in the first half of 2009 and removal of EAgrium bank indebtedness in Q1’09 a result of the deconsolidation of EAgrium.
Our bank indebtedness is summarized as follows:

Short-term credit facilities available at June 30, 2010 a)	Total	Unutilized	Utilized

(Millions of U.S. dollars)
North American revolving credit facilities expiring 2012b)	775	775	—
European credit facilities expiring in 2010 to 2012c)	180	101	79
South American credit facilities expiring 2010 to 2012	139	99	40

	1,094	975	119

a)	As of June 30, 2010, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section “Off-Balance Sheet Arrangements” on page 68 of our 2009 Annual Report.

b)	Outstanding letters of credit issued under the Company’s revolving credit facilities at June 30, 2010 were $73-million, reducing credit available under the facilities to $702-million.

c)	Of the total, $4-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $4-million. The utilized balance includes Euro-denominated debt of $22-million.
Credit Rating
Following Agrium’s announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, DBRS Limited removed Agrium from Under Review on March 12, 2010. On March 18, 2010, Moody’s concluded its review and removed Agrium from Under Review for negative watch to Stable outlook. For further discussion on CF, see disclosure in the section “Business Acquisition” below.

OUTSTANDING SHARE DATA
The number of outstanding shares as at July 31, 2010 was 157 million. As at July 31, 2010, there were approximately 1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

		2010				2009			2008

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	4,367	1,798	1,442	1,844	4,090	1,753	1,941	3,113	3,870
Gross profit	1,063	361	383	397	890	273	522	1,048	1,261
Net earnings (loss)	506	(7)	30	26	370	(60)	124	367	636
(Loss) earnings per share
-basic	3.21	(0.04)	0.19	0.16	2.36	(0.38)	0.79	2.32	4.03
-diluted	3.20	(0.04)	0.19	0.16	2.35	(0.38)	0.79	2.31	4.00

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.
BUSINESS ACQUISITION
On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings Inc. (“CF”) and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.
Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
Agrium continues to work towards completing the design and development phase of the transition project. The Company’s 2009 Annual Report includes a detailed description of Agrium’s IFRS transition plan activities, major milestones and timelines.
The table below updates our 2009 Annual Report disclosure outlining our key IFRS project plan progress to date.

Key Elements	Milestones/Timelines	IFRS Transition Project Status
Accounting policies:
•   Analyze accounting policy differences
•   Select IFRS accounting policies and determine IFRS 1 elections
•   Develop IFRS financial statement format with appropriate disclosures
•   Quantify IFRS impacts on transition

•   Accounting policies and draft IFRS financial statement format with disclosures approved by senior management and in for review to the Audit Committee August, 2010
•   Final quantification of IFRS transition effects for 2010 and comparative year Q1, 2011
• Provided draft of IFRS financial statement format with disclosures to the Audit Committee for review • Major areas of impact to be quantified in Q3 disclosure

Information systems:
•   Analyze changes necessary to enable recording/tracking/reporting of financial information required under all applicable GAAP for the parallel reporting year(s)
•   Develop and implement solution
	• Information system solutions in place for parallel reporting year for all applicable GAAP, 2010	• System testing for data capture complete • Started IFRS data capture in the financial systems • Parallel GAAP consolidated reporting process testing is continuing

Business impacts:
•   Analysis of business activities that may be impacted by GAAP measures, such as debt covenants and compensation and identification of solutions where necessary
•   Analysis of tax impacts on transition to IFRS
	• Applicable negotiation of covenants and compensation arrangements by end of 2010 • Identification of significant tax impacts August, 2010	• Analysis of income tax impacts completed • Continuing to identify tax impacts as plan progresses

Following below are the standards that may have significant impact on Agrium’s consolidated financial statements. This is not an exhaustive listing of changes on transition to IFRS. Detailed analysis and quantification of these changes is continuing and approval of accounting policies is expected in 2010. Agrium does not expect a significant impact to its business activities nor to its operating cash flows from the transition to IFRS.

Significant Differences Between IFRS and Canadian GAAP	Estimated Impact
Employee Benefits Agrium expects to use an optional exemption to recognize all cumulative actuarial gains and losses through its opening retained earnings on transition date.	Transition date impact: reduction of shareholders’ equity and an increase in pension liabilities by the unrecognized actuarial gains and losses as at transition date

Future impact: not significant

Share-based payments
IFRS requires cash-settled, share-based awards to be measured at fair value, while Canadian GAAP allows these awards to be measured at intrinsic value. In addition, Agrium currently uses straight line depreciation to recognize graded vesting stock based instruments, while IFRS requires that each installment be accounted for as a separate arrangement.
Transition date: reduction in shareholders’ equity and an increase in liabilities Future impact: a continued measurement difference between the intrinsic value and the fair value of share based awards

Income Taxes Classification of future income taxes under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components.	Transition date: reclassifying all future income taxes to non-current is expected to result in a decrease in current assets and a decrease in non-current income tax liabilities
Future impact: remains a classification difference

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.	Transition date: Increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: analysis is ongoing

Foreign Exchange
Agrium expects to use an optional exemption that permits a first time adopter to not comply with the requirements for cumulative translation differences that existed at the date of transition to IFRS. If this exemption is elected Agrium is permitted to deem all cumulative translation differences for all foreign operations to be nil at transition.
Transition date: reclassification from accumulated other comprehensive income to retained earnings; no impact to shareholders’ equity Future impact: none

Provisions
IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are
Transition date: decrease in environmental liabilities and a corresponding increase to retained earnings Future impact: each period there will be a charge to earnings for accretion of discount

Transition date:
Increase to asset retirement

Significant Differences Between IFRS and Canadian GAAP	Estimated Impact
measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.
obligations and a corresponding decrease to retained earnings Future impact: decrease in charge to earnings each period for accretion of discount

Decommissioning Liabilities Agrium expects to use an optional exemption to measure any decommissioning liabilities and the related depreciation effects at the date of transition to IFRS.	Transition date: increase to the asset base to which the decommissioning liabilities relate, offset to retained earnings

Future impact: increased asset base will result in higher charges to earnings for depreciation over remaining useful life of assets
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
The following table is a reconciliation of EBITDA and EBIT to net loss as calculated in accordance with GAAP:

	Three Months Ended June 30
	2010					2009
(millions of			Advanced					Advanced
U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	387	348	20	74	829	307	244	12	39	602
Depreciation and amortization	27	63	5	2	97	24	29	4	2	59

EBIT	360	285	15	72	732	283	215	8	37	543

Interest expense					(26)					(27)
Income taxes					(200)					(146)

Net earnings					506					370

	Six Months Ended June 30
	2010					2009
(millions of			Advanced					Advanced
U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	342	523	23	(12)	876	239	323	18	21	601
Depreciation and amortization	54	98	9	4	165	50	51	9	4	114

EBIT	288	425	14	(16)	711	189	272	9	17	487

Interest expense					(53)					(58)
Income taxes					(159)					(119)

Net earnings					499					310

BUSINESS RISKS
The information presented on enterprise risk management and business risks on pages 81 — 88 in our 2009 Annual Report has not changed materially since December 31, 2009.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
Following several consecutive years of favourable growing conditions in most major global regions, there have been numerous crop production concerns in recent months. Russia and Europe are experiencing a drought resulting in analysts projecting a significant decline in crop production in this region. In contrast, extremely wet weather reduced seeded acreage and production in Western Canada. Though it is early in the 2010/11 marketing year, the USDA is already projecting that global grain ending stocks will decline. All of these factors have been supportive to grain and oilseed markets in recent weeks.
Indications are that the U.S. harvest is expected to be early this year as the corn development is ahead of normal due to an early planting and generally favorable crop progress. An early U.S. harvest should be favourable for all crop input applications, in particular for fall crop nutrient demand due to the potential for an extended fall application season. Furthermore, the USDA reduced its forecasts of carry-in stocks and acreage for the 2010/11 marketing year which reduced projected 2010/11 U.S. corn ending stocks by 13 percent. Analysts expect this reduction to result in an increase in corn area in 2011.
The crop protection and seed markets both experienced greater competitive pressures in the first half of 2010 than the past few years. The global glyphosate market has stabilized, while other crop protection products are expected to demonstrate an improvement in market conditions in the second half of 2010 and into 2011. Similarly, seed prices are expected to trend higher over the next year, although prices are likely to rise at a slower rate than was the case in the 2005-2008 period.
Global nitrogen markets have firmed considerably due to a combination of seasonal turnarounds in some export regions reducing supply and a significant increase in demand from markets such as India, Pakistan and Brazil. In North America, nitrogen supplies remain historically tight with urea inventories 11 percent below the five-year average at the end of June. China is in the midst of its seasonal reduction of the urea export tax to 7 percent which may act as a cap on the present market rally, although recent strength in the Chinese domestic market is leading to increases in Chinese export prices. The delayed Pardis 2 urea plant in Iran is expected to come on-stream in the third quarter. There is still uncertainty over the price Ukrainian producers will pay for natural gas in the second half of 2010. While most analysts expect the price will rise, the timing and extent of the increase is still uncertain.
North American DAP/MAP inventories in June rose 17 percent, the highest level since May of 2009 as reported by the TFI. However, international phosphate markets have firmed in recent weeks on strong global demand. Import demand from India is expected to keep exporters in a relatively comfortable position for much of the rest of the year. In addition, strong crop prices should be supportive to seasonal South American demand over the next several months and from North America later in 2010. Phosphate prices will also continue to be influenced by freight rates. The recent significant decline in dry bulk freight rates has been supportive to FOB phosphate prices. Ma’aden, in Saudi Arabia, announced that it has begun trial operations at its phosphate mine and plant. The timing of product being commercially available is uncertain, but most analysts expect it will be mid-2011 before there is a significant volume.
The potash market continues to recover from the low demand levels experienced in 2009. North American producer inventories as reported by the TFI show that North American potash inventory levels at the end of June were 34 percent lower than year-ago levels. While global demand is significantly higher than it was a year ago, it remains behind historical averages in some key regions. For example, in the first six months of 2010, Brazilian imports of potash were more than three times the comparable period of 2009, but remained about 10 percent below the 2004-2008 average. Reports indicate that Brazilian potash supplies are tight and second half 2010 imports could be significantly stronger than they were in the first half. Chinese potash imports through the end of June totaled 2.5 million tonnes relative to 1.7 million tonnes in the same period of 2009. There remains uncertainty about Chinese imports during the second half of the year, but recent flooding is reported to have reduced domestic production capabilities, potentially creating the need for increased imports.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies and objectives. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium’s reports filed with securities regulators. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.